United states

Securities and exchange commission

WashinGton, d.c. 20549

Schedule 13G

Under the securities exchange act of 1934

(AMENDMENT NO. 2)

Zoo Entertainment, Inc.

(Name of Issuer)

Common Stock, $0.001 par value

(Title of Class of Securities)

98978F207

(CUSIP Number)

December 31, 2011

(Date of Event which requires filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

❑	Rule 13d-1(b)
☑	Rule 13d-1(c)
❑	Rule 13d-1(d)

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for purpose of Section 18 of the Securities Exchange Act of 1934 (“Exchange Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Exchange Act.

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1.	NAME OF REPORTING PERSON

Socius Capital Group, LLC

IRS IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)

27-1051956

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

(a) ❑

(b) ❑

3.	SEC USE ONLY

4.	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

5.	SOLE VOTING POWER

397,067 (See Item 4)

6.	SHARED VOTING POWER

0

7.	SOLE DISPOSITIVE POWER

397,067 (See Item 4)

8.	SHARED DISPOSITIVE POWER

0

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

397,067 (See Item 4)

10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 9 EXCLUDES CERTAIN SHARES: ❑

11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9:

9.9%

12.	TYPE OF REPORTING PERSON

HC

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1.	NAME OF REPORTING PERSON

Terren S. Peizer

IRS IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:

(a) ❑

(b) ❑

3.	SEC USE ONLY

4.	CITIZENSHIP OR PLACE OF ORGANIZATION

United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

5.	SOLE VOTING POWER

397,067 (See Item 4)

6.	SHARED VOTING POWER

0

7.	SOLE DISPOSITIVE POWER

397,067 (See Item 4)

8.	SHARED DISPOSITIVE POWER

0

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

397,067 (See Item 4)

10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 9 EXCLUDES CERTAIN SHARES: ❑

11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9:

9.9%

12.	TYPE OF REPORTING PERSON

IN

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ITEM 1: (a)	Name of Issuer:

Zoo Entertainment

(b)	Address of Issuer’s Principal Executive Offices:

3805 Edwards Road, Suite 400, Cincinnati, OH 45209

ITEM 2: (a)	Name of Person Filing:

Socius Capital Group, LLC

Terren S. Peizer

(b)	Address of Principal Business Office, or, if None, Residence:

The address of the principal business office of Socius Capital Group, LLC and Mr. Peizer is:

11150 Santa Monica Boulevard, Suite 1500, Los Angeles, CA 90025.

(c)	Citizenship:

Socius Capital Group, LLC is a Delaware limited liability company.

Mr. Peizer is a United States citizen.

(d)	Title of Class of Securities:

Common Stock, $0.001 par value per share.

(e)	CUSIP NUMBER:

98978F207

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ITEM 3:	If this Statement is filed pursuant to Rule 13d-1(b) or 13d-2(b) or (c), check whether the person filing is a:

❑	a.	Broker or dealer registered under Section 15 of the Exchange Act;
❑	b.	Bank as defined in Section 3(a)(6) of the Exchange Act;
❑	c.	Insurance company as defined in Section 3(a)(19) of the Exchange Act;
❑	d.	Investment company registered under Section 8 of the Investment Company Act of 1940;
❑	e.	An investment adviser in accordance with Rule 13d-1(b)(1)(ii)(E)
❑	f.	An employee benefit plan or endowment fund in accordance with Rule 13d-1(b)(1)(ii)(F);
❑	g.	A parent holding company or control person in accordance with Rule 13d-1(b)(1)(ii)(G);
❑	h.	A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act;
❑	i.	A church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act;
❑	j.	A non-U.S. institution in accordance with Rule 13d-1(b)(1)(ii)(J);
❑	k.	Group, in accordance with Rule 13d-1(b)(1)(ii)(K).

If filing as a non-U.S. institution in accordance with Rule 13d-1(b)(1)(ii)(J), please specify the type of institution: __________

ITEM 4:	Ownership

 Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

(a)	Amount beneficially owned: 397,067

(b)	Percent of class: 9.9%
(c)	Number of shares as to which such person has:
(i)	Sole power to vote or to direct the vote: 397,067

(ii)	Shared power to vote or to direct the vote: 0

(iii)	Sole power to dispose or to direct the disposition of: 397,067

(iv)	Shared power to dispose or to direct the disposition of: 0

See items 5-8 of cover pages.

The number of shares reported herein includes 397,067 shares of common stock of the issuer owned by Socius. Socius also owns a warrant exercisable for up to 572,990 shares of common stock. However, the warrant is not fully exercisable within 60 days due to a 9.99% ownership limitation contained therein for Socius and its affiliates. For purposes of calculating the percent of class, the reporting persons have assumed there are a total of 8,011,435 shares of common stock outstanding, such that 397,067 shares of common stock, plus additional shares of common stock that may be obtained by Socius within 60 days upon exercise of the warrant subject to the limitation described above, represents 9.9% of the class.

Mr. Peizer directly owns no shares of the issuer. Mr. Peizer is the sole Managing Director of Socius. By reason of the provisions of Rule 13d-3 of the Securities Exchange Act of 1934, as amended, Mr. Peizer may be deemed to beneficially own and/or control the shares owned by Socius. Mr. Peizer disclaims beneficial ownership and control of any of the securities covered by this statement.

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ITEM 5:	Ownership of Five Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities check the following box: ❑

ITEM 6:	Ownership of More than Five Percent on Behalf of Another Person.

Not Applicable.

ITEM 7:	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person.

Not Applicable.

ITEM 8:	Identification and Classification of Members of the Group.

Not Applicable.

ITEM 9:	Notice of Dissolution of Group.

Not Applicable.

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ITEM 10:	Certifications.

By signing below, I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having such purpose or effect.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: February 14, 2012	SOCIUS CAPITAL GROUP, LLC

	By:	/s/ Terren S. Peizer
		Name:	Terren S. Peizer
		Its:	Managing Director

Dated: February 14, 2012		/s/ Terren S. Peizer
Terren S. Peizer

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EXHIBIT INDEX TO SCHEDULE 13G

EXHIBIT 1

Joint Filing Agreement among Socius Capital Group, LLC and Terren S. Peizer

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Exhibit 1

JOINT FILING AGREEMENT

This Joint Filing Agreement, entered into and effective as of February 14, 2012, is made by and among Socius Capital Group, LLC and Terren S. Peizer (each, a “Filer” and, collectively, the “Filers”) pursuant to Rule 13d-1(k)(1) under the Securities Exchange Act of 1934, as amended.

 Each of the Filers hereby acknowledges and agrees that the foregoing statement on Schedule 13G is filed on behalf of each of the Filers and that all subsequent amendments to this statement on Schedule 13G shall be filed on behalf of each of the Filers without the necessity of filing additional joint filing agreements. Each Filer acknowledges that such Filer shall be responsible for the timely filing of such amendments and for the completeness and accuracy of the information concerning such Filer contained therein, but shall not be responsible for the completeness and accuracy of the information concerning any of the other Filers, except to the extent that such Filer knows or has reason to believe that such information is inaccurate.

This Joint Filing Agreement may be executed in any number of counterparts and all of such counterparts taken together shall constitute one and the same instrument.

This Joint Filing Agreement may be terminated by any of the Filers upon written notice to the other Filers.

Dated: February 14, 2012	SOCIUS CAPITAL GROUP, LLC

	By:	/s/ Terren S. Peizer
		Name:	Terren S. Peizer
		Its:	Managing Director

Dated: February 14, 2012		/s/ Terren S. Peizer
Terren S. Peizer

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